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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

NATIONSHEALTH, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
63860C100
(CUSIP Number)
RGGPLS, LLC
13650 N.W. 8th St., Suite 109
Sunrise, Florida 33325
Tel. (954) 903-5000

with a copy to:
Ira Coleman, Esq.
McDermott Will & Emery LLP
201 South Biscayne Boulevard
Miami, FL 33131
Tel. (305) 358-3500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS RGGPLS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,781,936 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,568,678 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,781,936 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS RGGPLS Holding, Inc. Stock Bonus Plan and Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		696,247 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

696,247 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

696,247 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS Glenn M. Parker, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		114,406

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,781,936

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,464,406 shares

WITH	10	SHARED DISPOSITIVE POWER

6,568,678 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,896,342 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS Lewis P. Stone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		122,280 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,781,936 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		122,280 shares

WITH	10	SHARED DISPOSITIVE POWER

6,568,678 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,904,216 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS Robert Gregg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		12,120 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,571,339 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,120 shares

WITH	10	SHARED DISPOSITIVE POWER

3,571,339 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,583,459 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

THIS SCHEDULE 13D/A is filed by RGGPLS, LLC (reorganized from RGGPLS Holding, Inc.) (“RGGPLS”), the RGGPLS Holding, Inc. Stock Bonus Plan & Trust (the “Incentive Plan”), Robert Gregg, Lewis Stone and Glenn M. Parker, M.D. (collectively, the “Reporting Persons”). This filing shall serve to further amend the Schedule 13D filed by the Reporting Persons on September 10, 2004 and amended on January 11, 2005, March 14, 2005, July 12, 2005, December 16, 2005, February 13, 2007 and July 18, 2007.
Item 4. Purpose of Transaction.
Item 4 is hereby amended and supplemented by adding the following information at the conclusion of the Section:
On December 1, 2007, upon the satisfaction of certain vesting conditions, the Incentive Plan transferred an aggregate of 293,162 shares of Common Stock, previously awarded, into the names of the Beneficiaries (as defined in the Incentive Plan) pursuant to Section 3(a) of the Incentive Plan (the “December 2007 Transfer”) and the terms of a Letter of Instruction from the Incentive Plan and its broker to Continental Stock Transfer & Trust Company describing the terms of the December 2007 Transfer to the Beneficiaries.
Distributions to Robert Gregg Revocable Trust Dated December 18, 2000 and Robert Gregg 2004 Multigenerational Trust
On May 2, 2008, RGGPLS transferred 823,135 shares of Common Stock to the Robert Gregg Revocable Trust Dated December 18, 2000 (the “Gregg Revocable Trust”). and 2,748,204 shares of Common Stock to the Robert Gregg 2004 Multigenerational Trust (the “Gregg Multigenerational Trust”). Following these transfers, the Gregg Revocable Trust and the Gregg Multigenerational Trust are no longer members of RGGPLS, LLC, and therefore have no beneficial ownership or pecuniary interest in any shares held by RGGPLS, LLC. Through December 31, 2010, RGGPLS, LLC has an irrevocable right to vote the 3,571,339 shares while the shares are held by these trusts, except in limited circumstances (the “Irrevocable Proxy”).
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety to read as follows:
(a) and (b). RGGPLS is the owner, with shared dispositive and voting power, of 6,568,678 shares of Common Stock, which represents 22.3% of the shares of Common Stock outstanding as of May 2, 2008. As a result of the rights granted to RGGPLS under the Incentive Plan, the stockholders agreement dated as of March 9, 2004, and amended as of June 2, 2004, by and among the Corporation, RGGPLS and GRH (the “Merger Stockholder Agreement”), the MHR Stockholder Agreement, the Irrevocable Proxy and the Parker Voting Agreement described in Item 4 above, RGGPLS may also be deemed the beneficial owner, with shared voting power, of an additional 696,247 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH, 1,785,714 shares issued to the Investors, 823,135 shares of Common Stock held by the Gregg Revocable Trust, 2,748,204 shares of Common Stock held by the Gregg Multigenerational Trust and 1,350,000 shares held by Dr. Parker, respectively, for a total beneficial ownership of 16,781,936 shares of Common Stock, which represents 57.1% of the shares of Common Stock outstanding as of May 2, 2008.
As a result of the June 2006 Transfer, the December 2006 Transfer, the June 2007 Transfer and the December 2007 Transfer as described in Item 4, the Incentive Plan may be deemed the beneficial owner of, and has voting power over, 696,247 shares of Common Stock, which represents 2.4% of the shares of Common Stock outstanding as of May 2, 2008.
Glenn M. Parker, M.D., as a managing member of RGGPLS, may be deemed the beneficial owner, with shared dispositive and voting power, of 6,568,678 shares of Common Stock held by RGGPLS which represents 22.3% of the shares of Common Stock outstanding as of May 2, 2008. As a result of Dr. Parker’s position as a managing member of RGGPLS and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholder Agreement and the MHR Stockholder Agreement described in Item 4 above, Dr. Parker may also be deemed the beneficial owner, with shared voting power, of an additional 696,247 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH, 1,785,714 shares issued to the Investors, 823,135 shares of Common Stock held by the Gregg Revocable Trust and 2,748,204 shares of Common Stock held by the Gregg Multigenerational Trust. In addition, Dr. Parker owns 1,350,000 shares of Common Stock in his individual capacity, over which he shares voting control with RGGPLS pursuant to the terms of the Parker Voting Agreement, and holds currently exercisable options to purchase an additional 114,406 shares of Common Stock, for a total beneficial ownership of 16,896,342 shares of Common Stock, which represents 57.5% of the shares of Common Stock outstanding as of May 2, 2008.
Lewis P. Stone, as a managing member of RGGPLS, may be deemed the beneficial owner, with shared dispositive and voting power, of 6,568,678 shares of Common Stock held by RGGPLS which represents 22.3% of the shares of Common Stock outstanding as of May 2, 2008. As a result of Mr. Stone’s position as a managing member of RGGPLS and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholder Agreement, the MHR Stockholder Agreement and the Parker Voting Agreement described in Item 4, Mr. Stone may also be deemed the beneficial owner, with shared voting power, of an additional 696,247 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH, 1,785,714 shares issued to the Investors, 823,135 shares of Common Stock held by the Gregg Revocable Trust, 2,748,204 shares of Common Stock held by the Gregg Multigenerational Trust and 1,350,000 shares of Common Stock held by Dr. Parker. In addition, Mr. Stone holds 7,874 shares of Common Stock over which he has sole voting and dispositive power and holds currently exercisable options to purchase an additional 114,406 shares of Common Stock, for a total beneficial ownership of 16,904,216 shares of Common Stock, which represents 57.5% of the shares of Common Stock outstanding as of May 2, 2008.

Robert Gregg may be deemed the beneficial owner, with shared dispositive and voting power, of 3,583,459 shares of Common Stock, of which 823,135 shares are held by the Gregg Revocable Trust, 2,748,204 shares of Common Stock are held by the Gregg Multigenerational Trust, and 12,120 held directly, representing 12.2% of the shares of Common Stock outstanding as of May 2, 2008. Through December 31, 2010, RGGPLS, LLC has an irrevocable right to vote 3,571,339 shares held by the Gregg Revocable Trust and the Gregg Multigenerational Trust while the shares are held by these trusts, except in limited circumstances.
Of the 6,568,678 shares of Common Stock held by RGGPLS, 200,000 shares of RGGPLS restricted stock (the “Restricted Stock”) were granted to Sharad Mansukani, M.D., pursuant to that certain Employment Agreement, dated as of March 9, 2005 (the “Mansukani Agreement”), by and between NationsHealth, Inc. (“NationsHealth”) and Mansukani, as amended by that certain Amendment to Employment Agreement, dated June 21, 2006 (the “Mansukani Amendment”), on June 21, 2006. The Restricted Stock is subject to the terms and conditions set forth in that certain Restricted Purchase Agreement, dated as of June 21, 2006, by and between NationsHealth and Mansukani, including, but not limited to, (i) restrictions on transfer and (ii) a time vesting requirement that the Restricted Stock shall not vest until June 21, 2011 at which time 100% of the Restricted Stock shall vest; provided, however, that in the event (i) Mansukani’s employment is terminated by NationsHealth without cause or for disability or Mansukani resigns for good reason before June 21, 2011, the Restricted Stock shall accelerate and 100% of the Restricted Stock shall vest, and (ii) of a change of control, 100% of the Restricted Stock shall vest (a) nine (9) months following such change of control so long as Mansukani remains employed by NationsHealth or (b) immediately, if Mansukani is terminated by the surviving entity without cause or Mansukani resigns for good reason during the nine (9) month period following such change of control. Upon vesting, RGGPLS shall cause the Restricted Stock to be distributed to Mansukani equally from the RGGPLS shares held and/or beneficially owned by each of Glenn M. Parker and Lewis P. Stone. In connection with the grant of the Restricted Stock to Mansukani, Mansukani has delivered an irrevocable proxy naming Glenn M. Parker as his proxy and attorney in fact to vote, to act by written consent, or to grant a consent, proxy or approval with respect to the Restricted Stock.
The calculation of the foregoing percentages is based on information from the Corporation stating that there were 29,408,763 shares of Common Stock issued and outstanding as of May 2, 2008, including 298,041 shares of treasury stock.
Other than as set forth above, no shares of Common Stock are beneficially owned by any of the Reporting Persons.
(c). On December 1, 2007, the December 2007 Transfer was made, described in Item 4 above, which description is incorporated herein by reference.
(d). None.
(e). Not applicable.
Item 6. Contracts, Arrangements Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented by adding the following information at the conclusion of the Section:
On May 2, 2008 the Irrevocable Proxy became effective as described in item 4 above, which description is incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits.
See the Exhibit Index immediately following the signature page, which is incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 8, 2008

RGGPLS, LLC

By:	/s/ Glenn M. Parker

	Name:	Glenn M. Parker, M.D.
	Title:	Managing Member

/s/ Glenn M. Parker

Glenn M. Parker, M.D.

/s/ Lewis P. Stone

Lewis P. Stone

/s/ Robert Gregg

Robert Gregg

RGGPLS HOLDING, INC. STOCK BONUS PLAN AND TRUST

By:	RGGPLS, LLC as Trustee

By:	/s/ Glenn M. Parker

	Name:	Glenn M. Parker, M.D.
	Title:	Managing Member

Exhibit Index

Exhibit No.	Description

1	Irrevocable Proxy dated May 2, 2008, executed by Gregg, the Gregg Revocable Trust and the Greg Multigenerational Trust